Exhibit 99.2

Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MACDONALD, DETTWILER AND ASSOCIATES LTD. Form of Proxy - Annual and Special Meeting to be held on July 27, 2017 01BZUC This Form of Proxy is solicited by and on behalf of Management. Fold Fold 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxy holder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet Call the number listed BELOW from a touch tone telephone. Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxy holder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 1:00 PM (Pacific Time) on July 25, 2017 or, if the meeting is adjourned or postponed, at least 48 hours (excluding weekends and statutory holidays in the Province of British Columbia) prior to the commencement of the reconvened or postponed meeting.

Appointment of Proxyholder

I/We being holder(s) of common shares of MacDonald, Dettwiler and Associates Ltd. hereby appoint: Robert L. Phillips, or failing him, Howard L. Lance,

OR

Print the name of the person you are appointing if this person is someone other than the management nominee, listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as recommended by management of MacDonald, Dettwiler and Associates Ltd. ("MDA")) on the following matters and all other matters that may properly come before the Annual and Special Meeting of shareholders of MDA to be held at the Fairmont Waterfront Hotel, Mackenzie Ballroom, 900 Canada Place Way, Vancouver, BC, on July 27, 2017 at 1:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Robert L. Phillips	☐	☐	02. Howard L. Lance	☐	☐	03. Brian G. Kenning	☐	☐
04. Dennis H. Chookaszian	☐	☐	05. Eric J. Zahler	☐	☐	06. Lori B. Garver	☐	☐
07. Joanne O. Isham	☐	☐	08. C. Robert Kehler	☐	☐			

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2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of KPMG LLP as auditors of MDA for the ensuing year and authorizing the Directors of MDA to fix their remuneration.

3. Advisory Vote on Executive Compensation

For ☐ Against ☐

Accept the non-binding advisory resolution on MDA's approach to executive compensation, as disclosed in the accompanying management proxy circular dated June 21, 2017 (the "Management Proxy Circular").

4. Approval of the 2017 Long-Term Incentive Plan and the Reservation of Common Shares

For ☐ Against ☐

Accept the resolution on approval of the 2017 Long-term Incentive Plan of MDA and the reservation of common shares for issue thereunder, as disclosed in the accompanying Management Proxy Circular.

5. Approval of the Omnibus Equity Incentive Plan and the Reservation of Common Shares

For ☐ Against ☐

Accept the resolution on approval of the Omnibus Equity Incentive Plan of MDA and the reservation of common shares for issue thereunder, as disclosed in the accompanying Management Proxy Circular.

6. Approval of the Issue of Common Shares pursuant to Merger Agreement

For ☐ Against ☐

Accept the ordinary resolution on the approval of the issue of common shares pursuant to the Merger Agreement (as defined in the Management Proxy Circular), as disclosed in the accompanying Management Proxy Circular.

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7. Election of DigitalGlobe Designees as Directors

	For	Withhold		For	Withhold		For	Withhold
01. Howell M. Estes III	☐	☐	02. L. Roger Mason, Jr.	☐	☐	03. Nick S. Cyprus	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management of MDA.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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